UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 6-K

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                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                April 26, 2006
               Date of Report (Date of Earliest Event Reported)

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                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)

                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)

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    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F    X    Form 40-F
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 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes         No     X
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 Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation
                              S-T Rule 101(b)(7):
                            Yes         No     X
                                -------    --------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                            Yes         No     X
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                       ANDINA BOTTLING CORPORATION, INC.
                                (the "Company")


                              REPORT ON FORM 6-K

     Attached is an English translation of the letter dated April 26, 2006 filed by Andina Bottling Company, Inc. with the Bolsa de Comercio de Santiago and the Superintendencia de Valores y Seguros.



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          By letter dated April 26, 2006, the Company reported that at a regular Board Meeting held on April 25, 2006 the following resolutions were adopted:

1. Juan Claro Gonzalez was appointed Chairman of the Board of the Company and Jose Antonio Garces Silva Vice-Chairman.

2. The Executive Committee was elected and will be comprised of regular directors Jose Antonio Garces Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavia.

     In addition, the Chairman of the Board, Juan Claro Gonzalez, and the Chief Executive Officer of the Company, Jaime Garcia Rioseco, are members of this Committee by virtue of their office.

3. Also elected was the Director's Committee in accordance with Article 50-bis of Chilean Corporate Law. It will be comprised of the regular directors Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez. If any of them should be unable to attend, they can be replaced by their respective alternates director. Mr. Heriberto Urzua Sanchez is considered an independent director under Chilean law. It was resolved that Mr. Juan Claro Gonzalez will be the Chairman of this Committee.

4. Juan Claro Gonzalez, Jose Antonio Garces Silva and Heriberto Urzua Sanchez were appointed members of the Audit Committee pursuant to Sarbanes-Oxley.

     At a Committee meeting held April 25, 2006, it was decided that Mr. Juan Claro Gonzalez also be Chairman of this Audit Committee. Juan Claro Gonzalez and Heriberto Urzua Sanchez are considered independent directors under U.S. law and have voting rights in this Committee.

5. Mr. Pedro Pellegrini Ripamonti, Corporate Legal Manager, was appointed representative or authorized person to receive notifications in absence of Mr. Renato Ramirez Fernandez, General Manager.



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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                       EMBOTELLADORA ANDINA S.A.


                                       By: /s/  Pedro Pellegrini Ripamonti
                                           ------------------------------------
                                           Name:  Pedro Pellegrini Ripamonti
                                           Title: Corporate Legal Manager

Santiago, April 26, 2006